Exhibit 99.1

China Cord Blood Corporation Announces Receipt of “Going Private” Proposal

HONG KONG, China, April 27, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that its board of directors has received a non-binding proposal letter from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposes to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for US$6.40 per ordinary share in cash.

According to the proposal letter, which is dated April 27, 2015, the proposed transaction is intended to be financed with a combination of available cash resources of Golden Meditech and debt and equity capital. In connection with the proposed transaction, Golden Meditech also intends to acquire all of the 7% senior convertible notes of the Company pursuant to the terms and conditions of such convertible notes. A copy of the proposal letter is attached to this press release.

The Company expects that its board of directors will form a special committee of independent directors (the “Special Committee”) to consider the proposed transaction. The Company also expects that the Special Committee will retain advisors, including an independent financial advisor and legal counsel, to assist it in its work.  The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

April 27, 2015

The Board of Directors

China Cord Blood Corporation

48/F Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R

Dear Sirs:

Golden Meditech Holdings Limited, a company incorporated under the laws of the Cayman Islands (“Golden Meditech”), is pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of China Cord Blood Corporation (the “Company”) not already owned by us in a going private transaction (the “Acquisition”).

We are prepared to offer US$6.40 in cash per share for each outstanding ordinary share of the Company that is not already directly or indirectly owned by Golden Meditech, subject to certain conditions as discussed below. We believe our proposal provides an attractive opportunity for the Company’s shareholders. Our proposal represents a premium of 7.18% to the volume-weighted average closing share price during the last 30 trading days, a premium of 10.63% to the volume-weighted average closing share price during the last 60 trading days and a premium of 12.80% to the volume-weighted average closing share price during the last 90 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident that the Acquisition can be completed on the basis outlined in this letter.

1.             Buyer.  We intend to form an acquisition vehicle for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with the acquisition vehicle. We are interested only in pursuing the Acquisition and are not interested in selling our shares in any other transaction involving the Company.

2.             Purchase Price.  The purchase price payable for each ordinary share will be US$6.40 in cash, other than for shares held directly or indirectly by us that will be rolled over to the surviving company of the Acquisition.

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3.             Convertible Notes.  In connection with the Acquisition, we also intend to acquire all of the 7% senior convertible notes of the Company pursuant to the terms and conditions of such convertible notes.

4.             Funding.  We intend to finance the Acquisition using a combination of available cash resources and debt and equity capital.

5.             Due Diligence.  We have engaged Shearman & Sterling LLP as our U.S. legal counsel to assist our work. We are in a position to commence customary business, financial and legal due diligence on the Company immediately, and we expect to be able to complete due diligence on a highly expedited basis, and are prepared and ready to engage in the next stage of discussions in parallel with our diligence exercise.

6.             Definitive Agreements.  We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

7.             Process.  We recognize that the Company’s Board of Directors will need to evaluate the Acquisition independently before it can make a determination to endorse it. This proposal has been approved by the Board of Directors of Golden Meditech. The approval of Golden Meditech’s shareholders will also be required in connection with the Acquisition.

8.             Confidentiality.  We are sure you will agree that it is in all of our interests to proceed in a confidential manner, unless otherwise required by law, rules, codes and regulations (including regulations of the relevant securities exchanges), until we have executed the Definitive Agreements or terminated our discussions.

9.             No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or a binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of the Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to express our commitment to working with you to bring the Acquisition to a successful and timely completion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely,

GOLDEN MEDITECH HOLDINGS LIMITED

,	By:
		Name:	Yuen Kam
		Title:	Chairman and Chief Executive Officer